UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RADISYS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value
(Title of Class of Securities)

750459109
(CUSIP Number of Class of Securities of Underlying Common Stock)

Julia A. Harper
Chief Financial Officer, Vice President of Finance and Administration and Secretary
RadiSys Corporation
5445 NE Dawson Creek Drive
Hillsboro, Oregon 97124
(503) 615-1100
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:
Daniel W. Rabun
Baker & McKenzie
2001 Ross Avenue, Suite 2300
Dallas, Texas 75201

	CALCULATION OF FILING FEE
Transaction Valuation*		Amount of Filing Fee*
$43,241,974		$3,498.28

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 809,722 shares of common stock of RadiSys Corporation having an aggregate value of $43,241,974 as of July 30, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable
Form or Registration No.: Not applicable	Date filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by RadiSys Corporation, an Oregon corporation (“RadiSys” or the “Company”), to exchange options to purchase an aggregate of 809,722 shares of the Company’s common stock, no par value, whether vested or unvested, that have been granted under the RadiSys Corporation 1995 Stock Incentive Plan or the RadiSys Corporation 2001 Nonqualified Stock Option Plan (collectively, the “Incentive Plans”) with an exercise price of $20.00 per share or higher (the “Eligible Options”) that are held by eligible employees. These Eligible Options may be exchanged for new options (the “New Options”) that will be granted under the RadiSys Corporation 2001 Nonqualified Stock Option Plan upon the terms and subject to the conditions set forth in the (i) Stock Option Exchange Program Tender Offer Statement, dated July 31, 2003 (the “Offer to Exchange”), (ii) Stock Option Exchange Program Overview, (iii) Stock Option Exchange Program Frequently Asked Questions, (iv) Web Site Election Forms and (v) Hard Copy Election Agreement. These documents, and the RadiSys Human Resources Department presentation materials, as each may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(F), respectively. An “eligible employee” refers to all persons who are employees of the Company or one of its subsidiaries employed and residing in Germany, Japan, the United Kingdom or the United States on July 31, 2003 who hold Eligible Options. Members of RadiSys’ Board of Directors and RadiSys’ vice-presidents and executive officers, as well as employees of the Company or one of its subsidiaries who reside in Israel or The Netherlands, are ineligible to participate in the Exchange Offer.

     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

     RadiSys is the issuer of the securities subject to the Exchange Offer. The address and telephone number of the Company’s principal executive offices is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, 503-615-1100. The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Information concerning RadiSys” is incorporated herein by reference.

(b) Securities.

     The subject class of securities consists of the Eligible Options. Options to purchase 4,337,513 shares of common stock were outstanding on July 30, 2003. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer to Exchange” and the sections under the caption “The Offer to Exchange” entitled “—Number of options; Expiration Date,” “—Withdrawal Rights,” “—Acceptance of options for exchange and issuance of new options” and “—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c) Trading Market and Price.

     The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

     The information set forth in the Offer to Exchange under the caption “Summary Term Sheet,” the captions “The Offer to Exchange—Eligibility,” “—Number of options; Expiration Date,” “—Procedures for electing to exchange options,” “—Withdrawal rights,” “—Acceptance of options for exchange and issuance of new options,” “—Conditions of the offer to exchange,” “—Price range of shares underlying the options,” “—Source and amount of consideration; terms of new options,” “—Status of options acquired by us in the offer to exchange; accounting consequences of the offer to exchange,” “—Legal matters; regulatory approvals,” “—Material U.S. federal income tax consequences; material non-U.S. tax consequences” and “—Extension of offer; termination; amendment,” and Schedule B to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

     The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Interests of directors, vice-presidents and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Interests of directors, vice-presidents and officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1) through (d)(4) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer to Exchange—Purpose of the offer to exchange” is incorporated herein by reference.

(b) Use of Securities Acquired.

     The information set forth in the Offer to Exchange under the captions “The Offer to Exchange—Acceptance of options for exchange and issuance of new options” and “—Status of options acquired by us in the offer to exchange; accounting consequences of the offer to exchange” is incorporated herein by reference.

(c) Plans.

     The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Purpose of the offer to exchange” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

     The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b) Conditions.

     Not applicable.

(d) Borrowed Funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

     The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Interests of directors, vice-presidents and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

     The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Interests of directors, vice-presidents and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

     The information set forth in the Offer to Exchange under the captions “The Offer to Exchange—Information concerning RadiSys,” “—Summary Financial Data” and “—Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

     Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

      Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Stock Option Exchange Program Tender Offer Statement, dated July 31, 2003.
(B)	Stock Option Exchange Program Overview.
(C)	Stock Option Exchange Program Frequently Asked Questions.
(D)	Web Site Election and Confirmation Forms.
(E)	Hard Copy Election Agreement.
(F)	RadiSys Human Resources Department presentation materials.
(G)	Email from Glenn Splieth dated July 31, 2003.
(H)	Letter from Glenn Splieth to eligible RadiSys employees on leave of absence.
(I)	Letter from Glenn Splieth to eligible RadiSys employees in Japan.
(J)	PIN Email for Eligible Employees.
(K)	Stock Option Exchange Program Significant Events Calendar.
(L)	Form of Option Exchange Reminder Emails.
(M)	Form of Confirmation of Cancellation of Tendered Options and Commitment to Grant New Options.
(N)	Form of Notice of No Election.
(b)	Not applicable.
(d)(1)	RadiSys Corporation 1995 Stock Incentive Plan, as amended through May 13, 2003.
(2)	RadiSys Corporation 2001 Nonqualified Stock Option Plan, as amended through May 13, 2003.
(3)	Form of stock option agreement for the RadiSys Corporation 1995 Stock Incentive Plan.
(4)	Form of stock option agreement for the RadiSys Corporation 2001 Nonqualified Stock Option Plan.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RADISYS CORPORATION

/s/ Julia A. Harper
Name: Julia A. Harper Title: Chief Financial Officer, Vice President of Finance and Administration and Secretary

Date: July 31, 2003

INDEX TO EXHIBITS

(a)(1)(A)	Stock Option Exchange Program Tender Offer Statement, dated July 31, 2003.
(B)	Stock Option Exchange Program Overview.
(C)	Stock Option Exchange Program Frequently Asked Questions.
(D)	Web Site Election and Confirmation Forms.
(E)	Hard Copy Election Agreement.
(F)	RadiSys Human Resources Department presentation materials.
(G)	Email from Glenn Splieth dated July 31, 2003.
(H)	Letter from Glenn Splieth to eligible RadiSys employees on leave of absence.
(I)	Letter from Glenn Splieth to eligible RadiSys employees in Japan.
(J)	PIN Email for Eligible Employees.
(K)	Stock Option Exchange Program Significant Events Calendar.
(L)	Form of Option Exchange Reminder Emails.
(M)	Form of Confirmation of Cancellation of Tendered Options and Commitment to Grant New Options.
(N)	Form of Notice of No Election.
(b)	Not applicable.
(d)(1)	RadiSys Corporation 1995 Stock Incentive Plan, as amended through May 13, 2003.
(2)	RadiSys Corporation 2001 Nonqualified Stock Option Plan, as amended through May 13, 2003.
(3)	Form of stock option agreement for the RadiSys Corporation 1995 Stock Incentive Plan.
(4)	Form of stock option agreement for the RadiSys Corporation 2001 Nonqualified Stock Option Plan.
(g)	Not applicable.
(h)	Not applicable.